Exhibit 99.1

Tiziana Life Sciences Announces Planned Spin Out of StemPrintER into a New Publicly Listed Company, AccuStem Sciences

Tiziana Shareholders to receive 1:1 share dividend in AccuStem Sciences

NEW YORK/LONDON, September 16, 2020 – Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (“Tiziana” or the “Company”), a clinical stage biotechnology company developing targeted drugs for cancer, inflammatory diseases and COVID-19, and focused on innovative therapeutics for oncology, inflammation and infectious disease, today announced plans for demerging its StemPrintER asset into a separate and independently listed public company, Accustem Sciences Limited.

StemPrintER is a best-in-class genomic signature-based assay for the prognosis of early and late recurrence of ER+/HER2 breast cancer in early stage breast cancer patients. In a side-by-side comparison study, StemPrintER was 40% more accurate than the Oncotype DX assay. In 2019, Tiziana presented two posters at the American Society for Clinical Oncology (ASCO) that showed StemPrintER outperformed OncoType DX in a 10-year risk prediction in more than 800 ER+/HER2 postmenopausal breast cancer patients. Results demonstrated that the next-generation StemPrintER Risk Score (SPARE) model is approximately 20% superior to the traditional clinicopathological parameters in providing prognostic information in more than 1,800 tissue samples from patients with ER+/HER2- breast cancer and is 40-50% more accurate in lymph node-negative (N0) and 1 to 3 lymph node-positive (N1-3) patients. Notably, Exact Sciences purchased the Oncotype DX assay from Genomic Health for $2.8 billion.

The Company will hold a shareholders meeting on October 2, 2020 to vote on the planned demerger. As part of the demerger, Tiziana will provide the new entity with $1.3M in cash.

Accustem Sciences intends to list on the London Stock Exchange (LSE) in late Q4 2020, and potentially a dual listing on NASDAQ in 2021. To effect the demerger, Tiziana plans to distribute a 1:1 share dividend to its shareholders with a record date of 0700 London time on October 30, 2020.

Accustem Sciences will begin the process of seeking CE Mark approval in November of 2020 with anticipated commercialization in Europe in the second quarter of 2021. Subsequently, the Company also intends to seek FDA approval.

Gabriele Cerrone, Chairman of Tiziana, commented: “We are extremely pleased to announce the planned spin out of our StemPrintER technology. We believe that we have not received the proper valuation for the technology while it has been part of Tiziana. Thus, we are now fulfilling our promise to shareholders to demerge the asset and create a new public company that will focus exclusively on the commercialization of StemPrintER. Our research indicates we have a far more accurate assay than our competitors, which gives us great confidence as we begin the final steps in monetizing this important technology.

For more details about the planned demerger and spin out, please see the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission on September 16 2020 and the Company’s website http://www.tizianalifesciences.com/about-us/

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIM: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation, and infectious diseases. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn’s disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The Company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of hospitalized COVID-19 patients with severe respiratory symptoms.

Forward Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further enquiries:

United Kingdom:

Tiziana Life Sciences plc

Gabriele Cerrone, Chairman and founder
+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser)

Liam Murray / Jo Turner
+44 (0)20 7213 0880

Optiva Securities Limited (Broker)

Robert Emmet
+44 (0)20 3981 4173

United States:

Investors
Dave Gentry, CEO
RedChip Companies Inc.
407-491-4498
dave@redchip.com